Exhibit S

Confidential portions of this

exhibit have been omitted and

filed separately with the Securities

and Exchange Commission

Rio Tinto International Holdings Limited 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800

Confidential portions of this exhibit

August 7, 2013

Turquoise Hill Resources Ltd.

World Trade Centre

Suite 615 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

Dear Sirs/Mesdames:

Re:	Binding Term Sheet for Financing Plan

This letter and the term sheet attached as Schedule 1 hereto (collectively, this “Binding Term Sheet”) set out the material terms and conditions on which Rio Tinto International Holdings Limited (“Rio Tinto”) and Rio Tinto South East Asia Limited (the “Lender”) will provide a financing package to Turquoise Hill Resources Ltd. (“TRQ”, formerly Ivanhoe Mines Ltd.) for the development of the OT Project (as hereinafter defined) (the “Financing Plan”). Although this Binding Term Sheet constitutes a legally binding agreement between Rio Tinto, the Lender and TRQ, the parties intend to enter into Definitive Agreements (as hereinafter defined) in relation to the subject matter hereof by not later than August 22, 2013.

This Binding Term Sheet may be executed in counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Binding Term Sheet by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Binding Term Sheet by such party.

[The remainder of this page is intentionally left blank.]

If this Binding Term Sheet is in accordance with your understanding, please confirm your agreement to the terms and conditions hereof by signing this letter below and returning an executed copy to us.

Yours truly,

RIO TINTO INTERNATIONAL HOLDINGS LIMITED		RIO TINTO SOUTH EAST ASIA LIMITED

By:	“Ulf Quellmann”	By:	“Ulf Quellmann”
	Title: Director		Title: Director

Accepted and agreed as of the date first above written.

TURQUOISE HILL RESOURCES LTD.

By:	“Kay Priestly”
Title: Chief Executive Officer

SCHEDULE 1

TERMS AND CONDITIONS FOR FINANCING PLAN

Overview:

The following are the principal components of the Financing Plan, which is intended to address the anticipated medium term external funding needs of TRQ in connection with the OT Project, with appropriate allowances for contingencies:

(i)     the Lender will provide to TRQ a secured bridge funding facility in the amount of US$600 million, maturing December 31, 2013 (the “New Bridge Facility”). The New Bridge Facility is intended initially to be used to refinance the short term loan facility provided by the Lender in the amount of up to US$225 million (the “Short Term Bridge Facility”) pursuant to the OT bridge funding agreement dated June 28, 2013 between TRQ and the Lender, as amended hereby (the “Short Term Bridge Funding Agreement”), at or before its maturity date, and will thereafter provide TRQ with additional funding capacity; and

(ii)    in the circumstances set out under the headings “2013 Rights Offering” and “Standby Commitment” below, TRQ will conduct a rights offering (the “2013 Rights Offering”) of common shares of TRQ (“TRQ Shares”), and Rio Tinto will provide the Standby Commitment (as hereinafter defined) in respect of the 2013 Rights Offering.

Each of the foregoing components of the package comprising the Financing Plan is set out in further detail in this Binding Term Sheet. Notwithstanding the Financing Plan and subject to all of the terms and conditions of the HoA and the MOA, Rio Tinto and TRQ will continue to act together diligently and in good faith to negotiate the OT Project Financing.

On August 22, 2013 or such earlier date as may be otherwise agreed by the parties (the “Effective Date”), TRQ, the Lender and/or Rio Tinto (as applicable) will enter into (or, in the case of the Security Documents, TRQ will cause its applicable Subsidiaries to enter into):

A.     a definitive bridge funding agreement between the Lender, as lender, and TRQ, as borrower, for the New Bridge Facility (the “NBF Agreement”);

B.     the Security Documents (as hereinafter defined); and

C.     a definitive memorandum of agreement between Rio Tinto, the Lender and TRQ (the “New MOA”) setting out in further detail the terms and conditions of the 2013 Rights Offering and the other transactions contemplated by this Binding Term Sheet

(collectively, the “Definitive Agreements”). Each of the Definitive Agreements will be on terms and conditions consistent with this Binding Term Sheet and otherwise in form and substance satisfactory to the parties, each acting reasonably. Rio Tinto, TRQ and their respective Affiliates will negotiate in good faith with a view to entering into the Definitive Agreements on or prior to August 22, 2013. If the Definitive Agreements are not entered into by such date for any reason, (a) the parties will continue to negotiate with a view to entering into the Definitive Agreements as soon as practicable and (b) this Binding Term Sheet will remain in full force and effect until the Definitive Agreements are entered into.

Defined Terms:

As used in this Binding Term Sheet:

(i)     the capitalized terms “Affiliate”, “Altynalmas Net Proceeds”, “Applicable Law”, “Business Day”, “Canadian Securities Laws”, “Debt”, “Encumbrance”, “GAAP”, “Governmental Authority”, “IFRS”, “Interim Funding Facility”, “LIBOR Rate”, “Loan Amount”, “Maturity Date”, “NASDAQ”, “Non-OT Assets”, “NYSE”, “Operations”, “OT Interim Funding Agreement”, “OT LLC”, “OT Project”, “OT Project Financing”, “PPA”, “Rio Tinto Group”, “RT/IVN Governance Agreement”, “Subsidiary”, “Taxes” and “TSX” have the respective meanings given to them in the Short Term Bridge Funding Agreement, as amended hereby;

(ii)    the capitalized terms “Completion Support Agreement”, “Material Adverse Change” and “Rio Tinto Supporter” have the respective meanings given to them in the memorandum of agreement dated April 17, 2012, as amended, between TRQ, Rio Tinto and the Lender (the “2012 MOA”); and

(iii)  the capitalized term “Anti-Dilution Series D Warrants” has the meaing given to such term in the amending agreement to the 2012 MOA dated May 22, 2012 between TRQ, Rio Tinto and the Lender (the “2012 MOA Amending Agreement”).

Extension and Amendment of Short Term Bridge Facility:

TRQ and the Lender agree to amend and vary the terms and conditions of the Short Term Bridge Facility as follows:

(i)     Sub-clause (i) of the definition of “Maturity Date” in Section 1(qqq) of the Short Term Bridge Funding Agreement is amended by deleting “August 12, 2013” and replacing it with “August 28, 2013, or such earlier date as may be otherwise agreed by the Lender and the Borrower”.

(ii)    In the event that a condition of Initial Exchange Approval (as hereinafter defined) is a requirement to obtain Shareholder Approval, the Maturity Date will be further extended until the earlier of (a) if the imposition of such requirement is appealed and thereon reversed, the third Business Day following the date such appeal decision becomes final and binding to the reasonable satisfaction of Rio Tinto, (b) the third Business Day following the obtaining of such Shareholder Approval at the Special Meeting and (c) the date on which the Special Meeting is held if Shareholder Approval is not obtained thereat.

(iii)  Section 9(e) of the Short Term Bridge Funding Agreement is amended by deleting it in its entirety and replacing it as follows:

“The Borrower shall prepay the outstanding principal amount under the Bridge Facility with and to the extent of (x) the net proceeds of any placement or other issue of Borrower Shares and (y) the after-tax proceeds of the sale of Non-OT Assets, including the after-tax proceeds of the previously announced sale of the Borrower’s 50% interest in Altynalmas Gold Ltd. (the “Altynalmas Net Proceeds”), or, for the avoidance of doubt, other non-OT sources of funding including, for example, dividends received on SGR shares; and to the extent that the Borrower may subsequently so request in writing, at any time prior to the end of the Availability Period, any such amount so prepaid from the Altynalmas Net Proceeds may be re-advanced and, notwithstanding Sections 4(a) and 4(d) hereof, in this respect only the Bridge Facility shall be revolving.”

The Lender and TRQ acknowledge receipt by TRQ of an advance payment of US$235 million in Altynalmas Net Proceeds ahead of the completion of the sale transaction, and that such proceeds have been applied (to the extent of the outstanding principal amount under the Short Term Bridge Facility) to prepay such outstanding principal amount in accordance with Section 9(e) of the Short Term Bridge Funding Agreement, as amended hereby.

The Lender irrevocably waives the right to exercise its option, pursuant to Section 10 of the Short Term Bridge Funding Agreement, to convert all or any of the Loan Amount into TRQ Shares.

New Bridge Facility:

The New Bridge Facility will be on terms and conditions substantially similar to those for the bridge facility contemplated by Schedule E to the 2012 MOA, provided that:

(i)     the principal amount of the New Bridge Facility will be US$600 million;

(ii)    it will mature on December 31, 2013;

(iii)  the conditions precedent to the obligation of the Lender to advance the first drawdown to TRQ under the New Bridge Facility (which conditions may be waived by the Lender in its discretion) will include, among others, that the Definitive Agreements shall have been entered into, the security contemplated by the Security Documents will have been perfected, Initial Exchange Approval (and, if required by the TSX, NYSE or NASDAQ, Shareholder Approval) shall have been obtained and all required legal opinions shall have been delivered, provided that if Shareholder Approval is not required as a condition of Initial Exchange Approval, such conditions precedent must have been satisfied, and the first drawdown under the New Bridge Facility must occur, on a date not later than August 28, 2013;

(iv)   the amount of the first drawdown under the New Bridge Facility shall be sufficient to pay in full all amounts outstanding under the Short Term Bridge Facility and the Short Term Bridge Facility will terminate immediately upon such payment being made;

(v)    subject to paragraph (c)(i) of the attached Schedule A, the net proceeds to TRQ from the 2013 Rights Offering, any other sale of TRQ securities or the sale of any Non-OT Assets must be used, first, to repay the New Bridge Facility, and second, to repay the Interim Funding Facility;

(vi)   the New Bridge Facility may not be extended;

(vii) it will have the following pricing:

	• Front end fee	US$6 million, payable on the Effective Date (the “Front End Fee”)

	• Commitment fee:	40% of Margin (the “Commitment Fee”)

	• Interest rate:	LIBOR Rate + Margin

	• Margin:	5%

If the Loan Amount under the Short Term Bridge Funding Agreement is not repaid by TRQ on or before the Maturity Date, then following the Maturity Date, in addition to any other rights the Lender may have thereunder, the Lender may, by notice in writing to TRQ, deem the New Bridge Facility to have been drawn down in an amount sufficient to pay or repay such entire Loan Amount, and upon such notice having been given the Short Term Bridge Facility will immediately terminate and such entire Loan Amount will be deemed to be outstanding under the New Bridge Facility and to be subject to all of the terms and conditions thereof, including the Security.

Security for Interim Funding Facility and New Bridge Facility:

On and effective as of the Effective Date, TRQ will grant, and will cause its Subsidiaries to grant, security for the performance by TRQ of its obligations under the Interim Funding Facility and the New Bridge Facility (the “Security”), in the form of (a) a security interest in, and assignment, mortgage and charge of, all of TRQ’s present, future and after-acquired undertaking and property, both real and personal, pursuant to a general security agreement between the Lender and TRQ (the “General Security Agreement”), and (b) pledges (perfected by delivery to the Lender or its nominee(s) of the relevant security certificates, where such certificates exist) of all of the shares, membership interests and other equity and intercompany debt interests held by TRQ or any of its Subsidiaries in each Subsidiary having a direct or indirect ownership or debt interest in OT LLC, including the following:

•   THR Mines (BC) Ltd. (formerly Ivanhoe OT Mines Ltd.) (“THR Mines”);

•   Turquoise Hill Netherlands Coöperatief U.A. (“Turquoise Hill Coop”);

•   Oyu Tolgoi Netherlands B.V. (“OT NBV”);

•   Ivanhoe Mines Delaware Holdings, LLC;

•   Ivanhoe Mines Aruba Holdings LLC A.V.V.;

•   THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.) (“THR BVI”);

•   Movele S.à.r.l.; and

•   Turquoise Hill Luxembourg – Ivanhoe Mines Ltd., Luxembourg Branch.

(collectively, the “Current TRQ Holdcos”). The General Security Agreement will be in form and substance substantially similar to the general security agreement dated June 28, 2013 between the Lender and TRQ in connection with the Short Term Bridge Facility and otherwise in form and substance satisfactory to the parties thereto, acting reasonably. The pledge agreements (together with the General Security Agreement, the “Security Documents”) will be in form and substance substantially similar to the pledge agreements or deeds of pledge, as the case may be, dated October 24, 2007 and October 6, 2009, entered into in connection with the credit agreement dated October 24, 2007 between Rio Tinto and TRQ. For greater certainty, if the Security Documents are not entered into by the Effective Date for any reason, the Security will nevertheless be in full force and effect from and after such date pursuant to this Binding Term Sheet until the Security Documents are entered into.

The Security will terminate upon all amounts outstanding under the Interim Funding Facility and the New Bridge Facility having been paid or repaid in full.

2013 Rights Offering:

If either:

(i)     the OT Project Financing is not in place and available for drawdown prior to the Launch Deadline (as hereinafter defined); or

(ii)    the OT Project Financing is in place and available for drawdown prior to the Launch Deadline, but for any reason OT LLC, as the borrower thereunder, is restricted (whether by the board of directors of OT LLC or any Governmental Authority) from drawing down thereunder prior to the Launch Deadline an amount sufficient, or from disbursing the proceeds of such drawdown (in either case, the “Funding Restrictions”), to repay shareholder loans in order to effect (a) the payment of all amounts outstanding under the Interim Funding Facility and the New Bridge Facility, (b) the reimbursement of TRQ and its Affiliates for all fees paid (including to Rio Tinto or any Affiliate thereof) in connection with the OT Project Financing prior to the date of the first drawdown thereunder and (c) the funding of any payments by TRQ or its Affiliates on account of Mongolian withholding tax paid or payable upon the repayment by OT LLC of any such shareholder loans or any other shareholder loans which are required under the terms of the OT Project Financing to be repaid (collectively, the “Initial PF Drawdown Requirements”),

TRQ will conduct the 2013 Rights Offering for net subscription proceeds (after payment of the Standby Commitment Fee (as hereinafter defined) and any other fees, costs and expenses incurred by TRQ in connection with the 2013 Rights Offering) sufficient:

A.     in the case of (i) above, to pay all amounts outstanding under the Interim Funding Facility and the New Bridge Facility; or

B.     in the case of (ii) above, to fund all of the Initial PF Drawdown Requirements to the extent that any such amounts would otherwise remain outstanding following the initial drawdown under the OT Project Financing by reason of any Funding Restrictions.

The 2013 Rights Offering will be on terms and conditions substantially similar to those provided in Sections 3 through 10 inclusive of the 2012 MOA, provided that:

(i)     the net subscription proceeds will be as set out above;

(ii)    TRQ will use its reasonable commercial efforts to file with applicable securities regulators a preliminary short form prospectus and registration statement for the 2013 Rights Offering not later than the date (the “Launch Deadline”) by which, in the reasonable determination of the board of directors of TRQ, it must file such preliminary short form prospectus and registration statement in order to ensure (taking into account the comment period required by such applicable securities regulators and all other timing requirements in connection with the 2013 Rights Offering) that the closing of the 2013 Rights Offering will take place not later than December 30, 2013. TRQ will use its reasonable commercial efforts to file with applicable securities regulators a final short form prospectus and registration statement as soon as practicable thereafter. Each short form prospectus and registration statement will contain full, true and plain disclosure of all material facts relating to the TRQ Shares, including the status of the OT Project Financing, and TRQ will issue a press release forthwith upon any change in such status. The final forms of each short form prospectus and registration statement, and any drafts thereof which may be filed with any stock exchange or other securities regulatory authority, must be in form and substance satisfactory to Rio Tinto, acting reasonably;

(iii)  the subscription price for each TRQ Share to be issued thereunder will be such amount as shall be agreed between TRQ and Rio Tinto prior to the filing of the final short form prospectus and registration statement, which will represent a discount in the range of 35% - 50% to the volume weighted average price of the TRQ Shares for the 5 trading days on the TSX ending on the second trading day preceding the filing of the final short form prospectus and registration statement; and

(iv)   it will close on or before December 30, 2013.

If the OT Project Financing becomes available for drawdown subsequent to the filing of the preliminary short form prospectus and registration statement for the 2013 Rights Offering and the amount permitted to be drawn down thereunder and disbursed, in each case free of any Funding Restrictions, prior to the end of 2013 is sufficient to fund all of the Initial PF Drawdown Requirements, TRQ will be entitled to discontinue the 2013 Rights Offering, at any time prior to the commencement of trading of the rights issued thereunder (the “Rights”) on any of the TSX, NYSE or NASDAQ, upon such drawdown and disbursement taking place.

Standby Commitment:

Rio Tinto will provide a standby commitment for the full amount of the 2013 Rights Offering (the “Standby Commitment”) on terms and conditions substantially similar (including, for greater certainty, the market catastrophe and Material Adverse Change conditions to Rio Tinto’s obligations thereunder) to those provided in (i) Sections 11 through 17 inclusive of the 2012 MOA, excluding Section 12(h) thereof, and (ii) for greater certainty, the 2012 MOA Amending Agreement, including the issuance to Rio Tinto of the Anti-Dilution Series D Warrants.

In consideration of the Standby Commitment, TRQ will pay to Rio Tinto in cash on the closing date of the 2013 Rights Offering a standby commitment fee equal to 3.0% of the gross subscription proceeds received by TRQ under the 2013 Rights Offering (the “Standby Commitment Fee”), provided the Standby Commitment is not terminated by Rio Tinto prior to such closing in accordance with the terms and conditions thereof.

Conditions Precedent and Required Corporate Approvals:

The obligations of Rio Tinto to provide the financial support contemplated hereby pursuant to the Financing Plan (including under the New MOA) will be subject to the satisfaction of the following conditions:

(i)     the receipt by TRQ of written acceptance by the TSX of a notice of private placement (and, to the extent required, by the NYSE and NASDAQ of an equivalent notice) in respect of the issuance by TRQ to Rio Tinto of the Anti-Dilution Series D Warrants (exercisable into a number of TRQ Shares not greater than 10% of the issued and outstanding TRQ Shares) in connection with the 2013 Rights Offering as contemplated by the 2012 MOA Amending Agreement (“Initial Exchange Approval”), and if a condition of such Initial Exchange Approval is the approval of any matter by the holders of TRQ Shares (“Shareholder Approval”), the obtaining of such Shareholder Approval in the manner required by such exchange(s); and

(ii)    the implementation of the other provisions hereof which are to be completed by no later than the Effective Date.

TRQ and Rio Tinto will use their respective commercially reasonable efforts to work together and through their respective counsel (including without limitation by making filings, applications, representations and submissions to the TSX, the NYSE and NASDAQ) to obtain, prior to the Maturity Date, written notification from each of the TSX, the NYSE and NASDAQ that such exchange has no reason to believe that if the 2013 Rights Offering were to proceed in accordance with the terms and conditions set out in this Binding Term Sheet, written conditional approval by such exchange of all securities to be issued in connection with the 2013 Rights Offering would not be granted or that such conditional approval, if granted, would be subject to Shareholder Approval.

TRQ hereby represents and warrants that this Binding Term Sheet and the transactions contemplated hereby have been approved by the board of directors of TRQ. Rio Tinto hereby represents and warrants that this Binding Term Sheet and the transactions contemplated hereby have been approved by the combined boards of directors of Rio Tinto plc and Rio Tinto Limited.

Unless required by applicable securities law or by a regulatory body, it is not anticipated that the transactions contemplated hereby will be subject to Shareholder Approval. No Shareholder Approval will be sought except to the extent required as a condition of Initial Exchange Approval or conditional approval by the TSX, NYSE or NASDAQ of any securities to be issued in connection with the 2013 Rights Offering, and if Shareholder Approval is so required, TRQ will seek Shareholder Approval at a special meeting of shareholders to be convened and held as soon as practicable (the “Special Meeting”) only for those transactions for which Shareholder Approval is so required. The management proxy circular sent to holders of TRQ Shares in connection with the Special Meeting will include the recommendation of the board of directors of TRQ that holders of TRQ Shares vote such TRQ Shares in favour of Shareholder Approval at the Special Meeting.

Certain Canadian Federal Income Tax Matters:

The provisions set out in the attached Schedule A shall apply. The parties acknowledge and agree that while the provisions of such Schedule A are believed to deal comprehensively with the tax issues arising in relation to the Financing Plan, the parties will nevertheless negotiate in good faith appropriate modifications and/or additions to such provisions that arise in the context of settling the Definitive Agreements.

Covenants:

The NBF Agreement will contain covenants (the “NBF Covenants”) of TRQ substantially similar to those set out in Section 14 of the Terms and Conditions of OT Bridge Funding Agreement attached as Schedule E to the 2012 MOA.

The covenants of TRQ contained in the attached Schedule B (the “Continuing Covenants”) will be in full force and effect for the benefit of Rio Tinto from the date of this Binding Term Sheet until the earlier of (a) the date on which the first drawdown under the OT Project Financing is completed, and (b) December 31, 2015. For the avoidance of doubt, the Continuing Covenants are in addition to (i) any other covenants which TRQ has otherwise given to Rio Tinto or any of its Affiliates and which remain in full force and effect (including, without limitation, the NBF Covenants and the Financial Information Covenants), which will continue in full force and effect in accordance with their respective terms, and (ii) the covenants which TRQ has agreed to give for the benefit of the Rio Tinto Supporter under the Completion Support Agreement pursuant to Section 59(a) of the 2012 MOA.

TRQ covenants and agrees with Rio Tinto (the “Financial Information Covenants”) as of the date hereof that for so long as the Rio Tinto Group consolidates TRQ and its Subsidiaries within the Rio Tinto Group financial statements, TRQ will use its best efforts (other than in relation to Inova Resources Ltd. and SGER and their respective Subsidiaries, where TRQ will be required to use its reasonable commercial efforts only) to deliver or cause to be delivered:

(i)     as soon as available but no later than 60 days after the close of each fiscal quarter, quarterly (and year-to-date) unaudited financial statements of TRQ, OT LLC and each Subsidiary that present fairly such entity’s financial position; and

(ii)    as soon as available but no later than 120 days after the close of each fiscal year, as applicable, annual audited financial statements of TRQ and OT LLC that present fairly such entity’s financial position.

Legal Opinions:

On the Effective Date, in connection with the entering into of the Definitive Agreements:

(i)     TRQ will cause to be delivered to Rio Tinto and the Lender opinions of its U.K., Yukon, British Columbia, Netherlands, British Virgin Islands, Delaware, Aruba, Luxembourg and Mongolian legal counsel; and

(ii)    Rio Tinto and the Lender will cause to be delivered to TRQ opinions of their U.K. and British Columbia legal counsel,

in each case in relation to such matters as are customary for transactions of such nature and are consistent with opinions previously required to be delivered to each party by counsel to the other party in previous similar circumstances.

Consequential Changes to Existing Agreements:

The New MOA will provide for certain consequential changes to the PPA, the heads of agreement dated as of December 8, 2010 between TRQ and Rio Tinto, as amended (the “HoA”) (including the OT Interim Funding Agreement), and the 2012 MOA to reflect the coming into effect of the Definitive Agreements, which will be substantially similar to the changes set out in the 2012 MOA and the schedules thereto.

Announcements and Public Disclosure:

TRQ and Rio Tinto will make a joint announcement in agreed form upon the execution of this Binding Term Sheet and the Definitive Agreements.

TRQ will provide a reasonable opportunity for Rio Tinto and its counsel to review and comment upon (i) drafts of all materials to be filed by TRQ with any Governmental Authority or stock exchange in connection with the transactions contemplated hereby, and (ii) any press release or other public disclosure that may be issued by TRQ to the extent such press release or other disclosure relates to the transactions contemplated hereby, and TRQ will give due consideration to such comments, acting reasonably. The forms of this Binding Term Sheet and any Definitive Agreements which are to be filed by any party with securities regulators (including any redactions therefrom) will be agreed between the parties prior to filing, provided, however, that such commitment will not prevent TRQ or any member of the Rio Tinto Group from complying, in good faith and upon the advice of counsel, with its filing obligations under applicable securities laws.

Rio Tinto Expense Reimbursement:

TRQ will reimburse Rio Tinto for all reasonable costs and expenses incurred by Rio Tinto and its Affiliates (including the reasonable fees, expenses and disbursements of external legal counsel) in connection with (i) the preparation and negotiation of this Binding Term Sheet, the Definitive Agreements and all documents relating thereto, the completion of the transactions contemplated thereby, and any amendments thereto or waivers thereof, and (ii) the enforcement of the rights of Rio Tinto and its Affiliates under this Binding Term Sheet or the Definitive Agreements, including in any arbitration proceedings, except to the extent that Rio Tinto is unsuccessful in such arbitration proceedings and the arbitrator rules that Rio Tinto’s costs and expenses are to be borne by Rio Tinto.

Rio Tinto Assignment Rights:

Rio Tinto and/or the Lender may, without the prior consent of TRQ, assign any of their rights and obligations under the Financing Plan, this Binding Term Sheet and the Definitive Agreements (including, without limitation, any right under the 2013 Rights Offering to receive any security) to any other member of the Rio Tinto Group.

General Provisions:

No modification of this Binding Term Sheet will be valid unless made in writing and duly executed by each of the parties hereto, and no waiver of any breach of any term, or waiver of any provision, of this Binding Term Sheet or the Definitive Agreements will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach or provision waived.

Each of the parties hereto will take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Binding Term Sheet.

Except as expressly permitted in this Binding Term Sheet (including the circumstances set out under the heading “Rio Tinto Assignment Rights” above), none of the parties hereto may assign its rights or obligations hereunder without the prior written consent of the other parties hereto.

This Binding Term Sheet will be binding upon and enure to the benefit of the respective successors and permitted assigns of the parties hereto.

Time is of the essence of this Binding Term Sheet.

Governing Law and Arbitration:

The provisions of this Binding Term Sheet and the Definitive Agreements contemplated hereby will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, save that (i) any provisions relating to the Short Term Bridge Funding Agreement or the New Bridge Facility (but excluding any security for such facilities) will be governed by and construed in accordance with English law, and (ii) any pledges forming part of the Security Documents will be governed by and construed in accordance with the laws of the jurisdiction of incorporation of the entity in respect of which such interests are to be pledged, or another appropriate law satisfactory to the parties hereto, each acting reasonably.

The parties hereby agree that all disputes arising in connection with this Binding Term Sheet, the Definitive Agreements or the transactions contemplated hereby and thereby will be determined by arbitration in accordance with Part 16 of the PPA.

SCHEDULE A

CERTAIN CANADIAN FEDERAL INCOME TAX MATTERS

Defined Terms Used in this Schedule A:

“Investment” means an “investment” as defined in subsection 212.3(10) of the Tax Act;

“Non-Reinstatable PUC Reduction” means a PUC Reduction where the amount of paid-up capital reduced cannot be re-instated pursuant to subsection 212.3(9) of the Tax Act.

“PUC Reduction” means a reduction in the paid-up capital of any corporation pursuant to subsection 212.3(7) of the Tax Act.

“Reinstatable PUC” means paid-up capital which may be reinstated pursuant to subsection 212.3(9) of the Tax Act.

“Tax Act” means the Income Tax Act (Canada)

“TRQ Subsidiary” means any Subsidiary of TRQ.

Certain Canadian Federal Income Tax Matters:

(a)	Each of the Definitive Agreements will provide that if TRQ is required by applicable law to withhold or deduct any Taxes (including any stamp or documentary taxes or any other excise or property taxes, but not including any income or capital taxes) in respect of any payment to or any obligation in favour of any member of the Rio Tinto Group under such Definitive Agreement (including, without limitation, the Front End Fee, the Commitment Fee, the Standby Commitment Fee, any other fee or any interest payment) (collectively “Indemnified Taxes”), then TRQ shall pay such member such additional amounts as may be necessary so that after making or allowing for all required withholdings and deductions (including withholdings and deductions applicable to additional amounts payable hereunder) such member receives an amount equal to the amount such member would have received had no such deductions or payments been required. TRQ will timely remit any Taxes withheld or deducted to the relevant Governmental Authority in accordance with Applicable Law. TRQ will indemnify any member of the Rio Tinto Group, within 10 days after demand therefor, for the full amount of any Indemnified Taxes paid by such member (including any Indemnified Taxes imposed or asserted on or attributable to additional sums payable hereunder), together with any penalties, interest and reasonable expenses arising therefrom or with respect thereto. Notwithstanding the foregoing, the amount of any additional payments or indemnity payments made hereunder shall not exceed the amount of such additional payments or indemnity payments that would have been payable but for the exercise by a member of the Rio Tinto Group of the assignment rights described under the heading “Rio Tinto Assignment Rights” in this Binding Term Sheet.

(b)	The NBF Agreement will provide that:

(i)	Any advance made under the NBF Agreement will be paid by the Lender to an account in the name of TRQ in accordance with the wire transfer instructions set out in Part A of Appendix 1. Thereafter, TRQ will cause the amount of such advance to be paid forthwith and without delay in successive transfers to the accounts and in the sequence and form set out in Part B of Appendix 1. If the Lender determines that the foregoing should no longer apply to advances made under the NBF Agreement, each advance shall be made in such other manner as the Lender and TRQ may otherwise agree provided that, in such case, Rio Tinto must be satisfied, acting reasonably, with the form (whether debt, convertible debt, equity or otherwise) of any Investment to be made by TRQ and/or any TRQ Subsidiary in a TRQ Subsidiary using funds provided by any member of the Rio Tinto Group under the NBF Agreement, and with the particular TRQ Subsidiaries in which such funds are to be directly or indirectly invested.

(ii)	TRQ and the relevant member of the Rio Tinto Group will timely file a joint election under subsection 212.3(11) of the Tax Act for each loan or advance made by TRQ to a TRQ Subsidiary using funds advanced under the NBF Agreement (each, a “Relevant Loan”) to be a “pertinent loan or indebtedness” for the purposes of subsection 212.3(10) of the Tax Act. TRQ and all of its Subsidiaries will cooperate as reasonably requested in writing by any member of the Rio Tinto Group in the preparation of such joint election(s). TRQ and all of its Subsidiaries will also provide such member with copies of any agreements to which such joint election(s) relate as well as any other information which, in the sole discretion of such member, is necessary to support the validity of such joint election(s), subject to the express terms of any non-disclosure agreement entered into prior to the date of this Binding Term Sheet between any TRQ Subsidiary and any member of the Rio Tinto Group (any such agreement, an “Existing NDA”) applicable to agreements or information disclosed or received by the parties to such Existing NDA.

(iii)	In the event that TRQ believes that it is desirable to repay, convert or exchange any Relevant Loan, TRQ shall consult with Rio Tinto regarding such repayment, conversion or exchange, including as to whether joint elections are to be made under section 212.3 of the Tax Act in connection with such repayment, conversion or exchange, or any concurrent investment being made by TRQ to facilitate such repayment, conversion or exchange. TRQ shall provide to Rio Tinto such information pertaining to TRQ, any TRQ Subsidiary or the Relevant Loan as is reasonably requested by Rio Tinto in order to assess the consequences of the proposed repayment, conversion or exchange of the Relevant Loan, subject to the express terms of any Existing NDA applicable to information disclosed or received by the parties to such Existing NDA. The Relevant Loan shall not be repaid or converted or exchanged into shares, capital or any other form of equity of a TRQ Subsidiary without TRQ having first obtained the consent of Rio Tinto, which consent shall not be unreasonably withheld.

(iv)	TRQ will indemnify Rio Tinto Plc and any other member of the Rio Tinto Group and will hold Rio Tinto Plc and any such other member harmless for (A) any liability for Taxes that is imposed as a result of the application of section 212.3 of the Tax Act to any Investment made by TRQ and/or any TRQ Subsidiary in a TRQ Subsidiary using funds provided by any member of the Rio Tinto Group under the NBF Agreement and (B) any loss (including, for greater certainty, any liability for Taxes or any loss resulting from a PUC Reduction) resulting from an Investment, other than an Investment described in either of paragraphs 212.3(10)(a) or (b) of the Tax Act, made upon or in connection with a repayment, conversion or exchange of any Relevant Loan by TRQ without complying with its obligations under paragraph (b)(iii) above. For greater certainty, except as expressly otherwise provided in (B) above, TRQ shall not be required by the terms of this paragraph (b)(iv) to indemnify or hold Rio Tinto Plc or any other member of the Rio Tinto Group harmless for any loss suffered to the extent that such loss arises by reason of a PUC Reduction, or as a result of an unreasonable failure by Rio Tinto Plc or any other member of the Rio Tinto Group to duly execute or file any joint election under section 212.3 of the Tax Act.

(v)	Notwithstanding any other provision of this Binding Term Sheet to the contrary, the obligations set out in paragraphs (b)(i)-(b)(iv) above shall survive the termination of the NBF Agreement for any reason.

(c)	The New MOA will provide that:

(i)	In connection with the 2013 Rights Offering, TRQ will carry out, and will cause its Subsidiaries to carry out, all of the steps described in Appendix 2. If Rio Tinto determines that such steps should no longer apply, TRQ will carry out, and will cause its Subsidiaries to carry out, such other steps as Rio Tinto and TRQ, each acting reasonably, may otherwise agree.

(ii)	TRQ and any relevant TRQ Subsidiary or member of the Rio Tinto Group will timely execute and file an election under section 212.3 of the Tax Act in respect of every Investment which is made in the course of the carrying out of the steps described in Appendix 2 and which would otherwise result in a deemed dividend pursuant to subsection 212.3(2) of the Tax Act.

(iii)	TRQ will, and will cause each of its relevant Subsidiaries to, cooperate as required by Rio Tinto and will provide to Rio Tinto any information which in the sole discretion of Rio Tinto is necessary to exercise its rights under paragraph (c)(i) above or to support the validity of the elections described in paragraph (c)(ii) above, subject to the express terms of any Existing NDA applicable to information disclosed or received by the parties to such Existing NDA.

(iv)	TRQ will indemnify Rio Tinto Plc and any other member of the Rio Tinto Group for, and will hold Rio Tinto Plc and any such other member harmless from, and Rio Tinto will indemnify TRQ or any TRQ Subsidiary for and will hold TRQ and any such TRQ Subsidiary harmless from, any loss (including, for greater certainty, any liability for Taxes imposed in respect of a dividend which is deemed to have been paid pursuant to section 212.3 of the Tax Act, any loss resulting from a Non-Reinstatable PUC Reduction, and any liability for Taxes imposed on a distribution as a result of the inability of the payor to reinstate any Reinstatable PUC in respect of the distribution), but only to the extent that such loss results from a breach of the obligations imposed on such party by paragraph (c)(i), (c)(ii) or (c)(iii) above.

Appendix 1

Flow of Investment Funds

PART A – TRQ Wire Transfer Instructions

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PART B – Flow of Funds through TRQ Holdcos

[***]

Appendix 2

RT Canadian Holdings Funds

1.	TRQ will segregate any funds (collectively the “RT Canadian Holdings Funds”) received from 46117 Yukon Inc. and/or 7999674 Canada Inc. on the exercise of Rights in a separate bank account. For greater certainty, the RT Canadian Holdings Funds will be segregated from any funds received from other TRQ shareholders upon their exercise of Rights.

2.	Immediately (and in no event later than 30 days) following the receipt of the RT Canadian Holdings Funds, TRQ and its Subsidiaries will use the RT Canadian Holdings Funds as follows:

a.	TRQ will invest 20% of the RT Canadian Holdings Funds in equity of THR Mines;

b.	THR Mines will use the funds received in item 2(a) above to invest in equity of Turquoise Hill Coop;

c.	TRQ will invest 80% of the RT Canadian Holdings Funds in equity of Turquoise Hill Coop; and

d.	Turquoise Hill Coop will invest the RT Canadian Holdings Funds received from both of TRQ and THR Mines in equity of OT NBV.

3.	OT NBV will use the funds received in item 2 above as follows:

a.	first, to repay the balance of any pertinent loan or indebtedness created under the Short Term Bridge Funding Agreement or the NBF Agreement (the “PLOIs”); and

b.	second, to pay dividends and/or return capital to Turquoise Hill Coop to the extent of any excess of the amount of the RT Canadian Holdings Funds over the balance of the PLOIs.

4.	Turquoise Hill Coop will pay dividends and/or return capital (directly and/or indirectly through THR Mines) to TRQ in the same amount as the funds received in item 3(b) above.

5.	TRQ will use the funds received under items 3(a) and 4 above in accordance with this Binding Term Sheet.

SCHEDULE B

CONTINUING COVENANTS

Defined Terms Used in this Schedule B:

“Environmental Claims” means any and all enforcement, clean-up, remedial or other governmental or regulatory actions, orders, directions or proceedings instituted, pending or completed or, to the best of the knowledge of TRQ, after due inquiry, threatened or anticipated pursuant to any Environmental Laws, and all claims made or, to the best of the knowledge of TRQ, after due inquiry, threatened, by any third party against TRQ, or any Material Subsidiary relating to damage, contribution, costs recovery, compensation, loss or inquiry resulting from any violation or alleged violation of any Environmental Laws;

“Environmental Laws” means laws relating to environmental matters, including abatement of pollution, protection from harm or damage to the environment, protection of wildlife and other living organisms, including endangered species, ensuring public safety from environmental hazards, protection of cultural or historic resources, management, storage or control of Hazardous Substances, releases or threatened releases of Hazardous Substances as wastes into the environment, including air, surface water and groundwater, and all other Applicable Laws relating to the generation, processing, distribution, use, treatment, storage, disposal, handling or transport of Hazardous Substances;

“GAAP” means:

(a)	in respect of all periods during which TRQ is permitted under Applicable Laws to, and does, continue to apply US GAAP, US GAAP; and

(b)	in respect of all periods commencing from the earlier of the date as of which (i) TRQ is required to apply IFRS and (ii) in compliance with Applicable Laws, TRQ voluntarily adopts and applies IFRS, IFRS;

in each case applicable on a consolidated basis as at the date on which such calculation is made or required to be made in accordance with GAAP. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purpose of this Binding Term Sheet or the New MOA, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with GAAP applied on a basis consistent with its past practice (except to the extent that TRQ’s adoption of IFRS may make consistency with TRQ’s past practice in respect of periods during which it applied US GAAP impracticable);

“Hazardous Substance” means any substance or material whether natural or artificial and whether in solid or liquid form or in the form of a gas or vapour whether alone or in combination (chemically or physically) with any other substance that is causing or capable of causing harm to any living organism or damage to the environment;

“MAE Transaction Documents” means, collectively, (i) this Binding Term Sheet, the Definitive Agreements, the PPA, the HoA, the 2012 MOA and the 2012 MOA Amending Agreement and (ii) the Bridge Funding Facility Documents, the Interim Funding Facility Documents, the Final Documentation, the ADSR Certificate, the ACAA, the Series D Warrant Certificates, the OT Investment Agreement and the OT Shareholders Agreement (as each such term in this clause (ii) is defined in the Short Term Bridge Funding Agreement), all as each may be amended, supplemented or restated from time to time;

“Material Adverse Effect” means, in the sole opinion of Rio Tinto, acting reasonably, the effect of any event or circumstance which is or is likely to be materially (i) adverse to the ability of TRQ or any of its Material Subsidiaries to perform or comply with its obligations under any of the MAE Transaction Documents, (ii) prejudicial to the business, operations or financial condition of TRQ, or of the Material Subsidiaries (other than SGER and its Subsidiaries) taken as a whole, or (iii) adverse to the ability of TRQ or any of its Material Subsidiaries (other than SGER and its Subsidiaries), or the Rio Tinto Manager, to develop and operate the OT Project in accordance with the most recent plan and budget for the OT Project approved from time to time by the Technical Committee and the board of directors of OT LLC;

“Material Subsidiary” means, collectively, OT LLC and each other Subsidiary of TRQ through which TRQ beneficially owns, directly or indirectly, any interest in OT LLC, the OT Project or any mineral resource situated in Mongolia from time to time, and any other direct or indirect Subsidiary or Affiliate of TRQ that loans money to any Material Subsidiary from time to time, and, as at the date of this Binding Term Sheet, includes each TRQ Holdco, SGER and certain of the Subsidiaries of SGER;

“Non-Material Subsidiary” means a Subsidiary of TRQ which is not a Material Subsidiary;

“Permitted Debt” has the meaning given to such term in the Short Term Bridge Funding Agreement, with such additions as are reasonably required (and consistent with the Short Term Bridge Funding Agreement) to reflect also the New Bridge Facility and any Debt of Material Subsidiaries (other than SGER and its Subsidiaries) set out in a schedule to the NBF Agreement;

“Permitted Encumbrance” has the meaning given to such term in the Short Term Bridge Funding Agreement, with such additions as are reasonably required (and consistent with the Short Term Bridge Funding Agreement) to reflect also the Security and any Disclosed Encumbrances (as such term is used in the Short Term Bridge Funding Agreement) to be set out in a schedule to the NBF Agreement;

“Rio Tinto Manager” has the meaning given to such term in the HoA;

“SGER” means SouthGobi Resources Ltd.;

“Technical Committee” has the meaning given to such term in the PPA; and

“TRQ Holdcos” means, collectively, any of the Current TRQ Holdcos and any other Subsidiary of TRQ through which TRQ directly or indirectly owns a beneficial interest in OT LLC from time to time or through which TRQ directly or indirectly provides funding to OT LLC from time to time.

Continuing Covenants:

TRQ covenants and agrees as follows:

(a)	Except as otherwise consented to in writing by Rio Tinto, no Encumbrance shall be directly or indirectly created on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than a Permitted Encumbrance.

(b)	No direct or indirect transfer of the revenues or cash flows derived from the OT Project (including by way of royalties, technical fees or management fees) shall be made nor any direct or indirect transfer of a direct or indirect interest therein be made to any person other than a Material Subsidiary (other than SGER or any of its Subsidiaries).

(c)	TRQ will not, and will ensure that its Material Subsidiaries (other than SGER or any of its Subsidiaries) do not, create any Encumbrance on their present or future assets, effects, undertaking or property, whether real or personal, including, without limitation, the OT Payment or any part thereof, to secure any indebtedness of TRQ or of any other person, other than indebtedness represented by Permitted Debt.

(d)	TRQ will not create, incur, assume or permit to remain outstanding, and will ensure that its Subsidiaries do not create, incur, assume or permit to remain outstanding, any Debt other than Permitted Debt; provided that SGER and its Subsidiaries and the Non-Material Subsidiaries will be permitted to incur Debt and create Encumbrances on their own present or future revenues, assets, property, effects and undertaking for the sole purpose of financing their own businesses and operations, including project-related finance debt, provided that recourse in respect thereof is limited solely to the assets of SGER and its Subsidiaries and the Non-Material Subsidiaries.

(e)	TRQ will, and TRQ will ensure that each Material Subsidiary will, provide all information which Rio Tinto may reasonably request; provided that under no circumstances will TRQ be required to provide to Rio Tinto any information if the provision of such information will result in or give rise to a contravention of any Applicable Law or any reasonably required written contractual confidentiality agreements (provided further that TRQ will use commercially reasonable endeavours to secure consent to disclose any such information pursuant to any such laws or agreements).

(f)	Notwithstanding section (e) above, TRQ will notify Rio Tinto promptly of:

(i)	details of any litigation, dispute, arbitration or other proceeding to which TRQ or any Material Subsidiary (other than SGER and its Subsidiaries) is a party, the result of which if determined adversely (A) would be a judgement or award in excess of US$2,000,000, or (B) would be reasonably likely to have a Material Adverse Effect;

(ii)	any loss or damage of a material amount (and for the purpose of this clause (ii), “material amount” will mean an amount equal to US$15,000,000) to the consolidated assets of TRQ;

(iii)	any Environmental Claims which could reasonably be expected to have a Material Adverse Effect;

(iv)	particulars of any event which constitutes an event of default under any material contract, mortgage, debenture, indenture, lease, licence, agreement or other document or instrument made by TRQ or any Material Subsidiary other than SGER and its Subsidiaries or any event which with the giving of notice or the lapse of time or both would constitute such an event, and particulars of the action which TRQ or the relevant Material Subsidiary proposes to take with respect thereto, forthwith after TRQ or the relevant Material Subsidiary has obtained knowledge of the occurrence of such event; or

(v)	any event or circumstance which could reasonably be expected to have a Material Adverse Effect.

(g)	TRQ will not change its business in any material respect or, subject to the terms of the HoA, cease to carry on all or a substantial part of its business.

(h)	TRQ will, and will ensure that each Material Subsidiary (other than SGER and its Subsidiaries) will, at all times maintain its corporate existence in good standing under Applicable Laws and obtain and maintain in good standing all necessary licences and registrations in any jurisdiction where the nature of the business carried on by TRQ or the relevant Material Subsidiary makes such licences necessary or advantageous and carry on and conduct its business in a prompt and efficient manner.

(i)	TRQ will immediately and duly pay when due, and will cause each Material Subsidiary (other than SGER and each of its Subsidiaries) to immediately and duly pay when due (and will furnish to Rio Tinto when required or requested by Rio Tinto evidence establishing such payments):

(i)	all obligations to its or their employees and all obligations to others which relate to the employees of the relevant entity, including all Taxes related thereto;

(ii)	all Taxes before the imposition of any fine, interest or penalty for the late payment thereof, unless the relevant entity shall in good faith contest its obligation so to pay and has satisfied Rio Tinto that the contestation will not jeopardize the business of such entity, and an appropriate financial reserve in accordance with GAAP applied on a basis consistent with past practice and satisfactory to Rio Tinto has been established; and

(iii)	without derogating from the terms hereof, any obligation secured by any Encumbrance and any obligation incurred by, or imposed on, the relevant entity or any of its assets, property, effects and undertaking, or any part thereof, by virtue of any contract, mortgage, debenture, indenture, lease, licence, agreement, permit or other document or instrument or otherwise, the breach or default of which could result in any Encumbrance or any right of distress, forfeiture, sale or termination or any other remedy being enforced against such entity or its assets, property, effects and undertaking, or any part thereof.

(j)	TRQ will, and will ensure that all of its Subsidiaries (other than SGER and its Subsidiaries) will, observe and perform all of their material obligations, covenants, terms and conditions under any material contract, mortgage, debenture, indenture, lease, licence, agreement or other instrument to which any of them is a party or by which any of them is bound or by which any of their assets is subject, except (in the case of any such instrument which is not an agreement between TRQ or any of its Subsidiaries (other than SGER or its Subsidiaries) and any member of the Rio Tinto Group) where such observance or non-performance would not reasonably be expected to result in a Material Adverse Effect.

(k)	TRQ will not, and will ensure that each Material Subsidiary (other than SGER or its Subsidiaries) will not:

(i)	amend its constitutional documents;

(ii)	enter into a merger, amalgamation or arrangement or effect an acquisition with a value in excess of US$5,000,000, or propose a material reorganization (including any reclassification or change of its outstanding shares), liquidation or dissolution; or

(iii)	enter into any transaction, whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, lease or otherwise whereby all or substantially all of the assets, property, effects or undertaking of the relevant entity (including any sale of shares of any Material Subsidiary (other than SGER and its Subsidiaries)) would become the property of any other person.

(l)	TRQ will take all actions necessary to (i) maintain the listing of its common shares on the TSX and the NYSE and (ii) maintain its status as a “reporting issuer” in a province of Canada not in default of Canadian Securities Laws.

(m)	TRQ may not, directly or indirectly, sell or transfer any equity interest in OT LLC to any person unless (i) prior to December 31, 2015, Rio Tinto has given its prior written consent thereto, (ii) immediately after such sale or transfer, OT NBV and THR BVI (collectively, the “OT Holdcos”) are wholly-owned by such person (the “Successor”) and the OT Holdcos continue to own all of TRQ’s indirect equity interest in OT LLC, (iii) the Successor assumes all of TRQ’s obligations under the RT/IVN Governance Agreement in a form satisfactory to Rio Tinto and its counsel, acting reasonably, and (iv) such sale or transfer could not, in Rio Tinto’s opinion, acting reasonably, adversely affect its rights under the RT/IVN Governance Agreement or the enforcement thereof. Upon any such permitted sale or transfer, the Successor shall succeed to, and be substituted for, and may exercise every right of TRQ under the RT/IVN Governance Agreement with the same effect as if the Successor had been named as TRQ therein, and thereafter, TRQ shall be relieved of all obligations and covenants under the RT/IVN Governance Agreement .

(n)	TRQ will not, without the prior written consent of Rio Tinto, directly or indirectly:

A.	issue any securities of TRQ or securities exercisable or exchangeable for or convertible into securities of TRQ to all or substantially all the holders of TRQ common shares as a stock dividend (and, for greater certainty, this section (n)(A) shall not of itself restrict or prevent TRQ from offering any non-Debt securities of such a nature and in such a manner as are contemplated pursuant to the 2013 Rights Offering);

B.	effect (i) a reclassification or redesignation of the TRQ Shares outstanding at any time or change of the TRQ Shares into other shares or into other securities, (ii) a consolidation, amalgamation or merger of TRQ with or into any other corporation or other entity, or (iii) a transfer of the undertaking or assets of TRQ as an entirety or substantially as an entirety to another corporation or other entity; or

C.	fix a record date for any of the foregoing.